UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

(Amendment No. __)*

Millennial Media, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

60040N105

(CUSIP Number)

May 8, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to other provisions of the Act (however, see the Notes).

CUSIP No. 60040N105	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Brent Oxley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 8,556,271
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,556,271
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,556,271
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 60040N105	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Millennial Media, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2400 Boston Street
Suite 201
Baltimore, Maryland 21224

Item 2(a).	Names of Persons Filing:

Brent Oxley

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Brent Oxley
200 Congress Avenue, Suite 44K
Austin, TX 78701-4568

Item 2(c).	Citizenship:

Brent Oxley - United States

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 60040N105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

(h)	[ ] A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 60040N105	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

Brent Oxley owns 8,556,271 shares of the Issuer’s common stock individually, which is 8.0% of the Issuer’s outstanding common stock.

(b)	Percent of class:

See Item 11 of the Cover Page to this Schedule 13G, which percentage disclosed for the Reporting Person is calculated based upon 106,996,050 shares of Common Stock outstanding, (which is the total number of shares issued and outstanding as of April 30, 2014 according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014).

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item (a) above.

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: See Item (a) above.

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

CUSIP No. 60040N105	13G	Page 5 of 5 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2014

/s/ Brent Oxley

BRENT OXLEY